Exhibit 99.1

Tiziana Life Sciences Announces Signing of MOU with King Abdullah International Medical Research Center

BOSTON, MA, September 17, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced the signing of a Memorandum of Understanding (MOU) with the King Abdullah International Medical Research Center (KAIMRC) of King Saud bin Abdulaziz University for Health Sciences (KSAU-HS), Ministry of National Guard – Health Affairs, and the Foundation for Neurologic Diseases. Under the MOU, the parties intend to collaborate on a clinical trial evaluating a combination of Tiziana’s proprietary intranasal foralumab and existing anti-CD20 therapy in patients with relapsing-remitting multiple sclerosis (RRMS) who are responding poorly to anti-CD20 therapy alone, which could be due to untreated neuroinflammation. In three clinical studies to date, intranasal foralumab has been shown to reduce neuroinflammation.

The MOU was signed by Ivor Elrifi, CEO of Tiziana Life Sciences during an event on the main stage at the Riyadh Global Medical Biotechnology Summit (RGMBS) in Riyadh, Kingdom of Saudi Arabia, on Wednesday, September 16, 2026.

KAIMRC is a biomedical and clinical research center operating under the Ministry of National Guard – Health Affairs that pursues translational research and national research capability in alignment with Saudi Vision 2030 and the National Biotechnology Strategy. The Foundation for Neurologic Diseases is a research organization with recognized expertise in neuroimmunology and multiple sclerosis research.

“This MOU marks an important step in fostering international scientific collaboration in neuroimmunology and immunomodulation research,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “We are pleased to partner with KAIMRC along with the Foundation for Neurologic Diseases to explore opportunities that align with our mission of advancing innovative therapies for neurodegenerative and neuroinflammatory diseases, including a clinical trial of foralumab in combination with anti-CD20 therapy for RRMS patients having suboptimal responses to anti-CD20 treatment alone. This represents an additional Multiple Sclerosis type beyond our ongoing non-active Secondary Progressive MS (na-SPMS) program, and does not change our efforts toward na-SPMS, where the Phase 2 trial remains blinded with results expected in October this year. Signing the agreement at RGMBS in Riyadh underscores the growing global interest in collaborative approaches to address these significant unmet medical needs.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923), as well as additional Phase 2 trials in AD and MSA.

Intranasal foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of Tiziana’s management and include statements regarding the closing of the Offering. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the SEC from time to time. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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